UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016.

Commission File Number 001-37915

FORTIS INC.

(Translation of registrant’s name into English)

Fortis Place, Suite 1100
5 Springdale Street
St. John’s, Newfoundland and Labrador
Canada, A1E 0E4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

Exhibit No.	Exhibit Description

99.1	Material change report of Fortis Inc. dated October 24, 2016 relating to the closing of the acquisition of all of the issued and outstanding common stock of ITC Holdings Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORTIS INC.

Date: October 24, 2016	/s/ David C. Bennett
	By:	David C. Bennett
	Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary